BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

June 21, 2007

Michael Clampitt
Staff Attorney
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Clampitt:

Re:	Legacy Mining Ltd. (the “Company”)
Form SB-2, amendment number 4, filed May 23, 2007
File No. 333-138672

In response to your comment letter dated May 30, 2007, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 5 on Form SB-2 for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

General

Your amended registration statement does not appear to contain updated financial statements as required by Item 310 of Regulation S-B and Form SB-2. Please note that we commented on this issue in our prior comment number 26. For this reason, we will not perform a detailed examination of this amendment and will not issue any further comments until this deficiency is addressed.

Please be sure that any amendment is revised to reflect this updated financial information in the rest of the filing, as need be. The description of your business operations generally needs to be at least as current as the latest financial statements provided.

Response:
The financial information has been updated throughout the filing. The Company has attached its financial statements for the three months ended March 31, 2007.

Closing Comments

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies from amendment number 2 to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our prior letter and this letter of comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Response:
The Company has marked all changes from amendment number 2 on Form SB-2 to respond your prior letters and this letter of comments respectively dated February 15, 2007, April 12, 2007 and May 30, 2007. In this package the Company also included its response letter to your prior comment letter dated February 15, 2007 to facilitate your review.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC